NO ACT

PO
1-18-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005939

March 15, 2011

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-15-11

Re: McDonald's Corporation
Incoming letter dated January 18, 2011

Dear Ms. Horne:

This is in response to your letter dated January 18, 2011 concerning the shareholder proposals submitted to McDonald's by the Florida State Board of Administration and John Chevedden. We also have received a letter from John Chevedden dated January 19, 2011 and a letter on behalf of the Florida State Board of Administration dated February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 15, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 18, 2011

The first proposal urges the board to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the board of directors and to require that all directors stand for election annually. The second proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that McDonald's may exclude the first proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the first proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides McDonald's with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if McDonald's omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(8).

There appears to be some basis for your view that McDonald's may exclude the second proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the second proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides McDonald's with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if McDonald's omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

There appears to be some basis for your view that McDonald's may omit the second proposal from its proxy materials under rule 14a-8(i)(11). We note that the second proposal is substantially duplicative of the first proposal, which was previously submitted by the Florida State Board of Administration and which will be included in McDonald's proxy materials if the Florida State Board of Administration revises it to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, if McDonald's includes such a revised proposal from the Florida State Board of Administration in its proxy materials, we will not recommend enforcement action to the Commission if McDonald's omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

1934 Act/Rule 14a-8

February 3, 2011

<u>VIA EMAIL (shareholderproposals@sec.gov)</u>
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Florida State Board of Administration for inclusion in the <u>2011 Proxy Statement of McDonald's Corporation</u>

Ladies and Gentlemen:

Introduction

This letter is being submitted by the American Corporate Governance Institute, LLC (the "ACGI") on behalf of the Florida State Board of Administration (the "SBA", and together with the ACGI, "we" or "us") in response to the January 18, 2011 request for "no-action" relief (the "Request Letter") from Ms. Denise A. Horne on behalf of McDonald's Corporation (the "Company"). The Request Letter relates to the shareholder proposal (the "Proposal") submitted by the SBA to the Company for inclusion in the proxy statement (the "Proxy Statement") of the Company for the 2011 annual meeting of the Company. The Request Letter requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company excludes the Proposal from the Proxy Statement. In the SBA's letter to the Company, dated December 2, 2010, the SBA authorized the ACGI to act on its behalf in relation to the Proposal, including corresponding with the Company and the Commission.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; a copy is also being sent by email to the Company.

The Proposal

The Proposal as submitted to the Company reads as follows:

> RESOLVED, that shareholders of McDonald's Corporation urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors

stand for elections annually.

Discussion

The Company bases its request for a no-action relief on Rule 14a-8(i)(8), and in particular, on the grounds that the Proposal, if implemented, could have the effect of "removing a director from the board prior to the time his or her term expires."[1] The Request Letter cites several past decisions by the Staff.[2]

It is worth noting that, in all of the cases cited by the Company, the Staff permitted the proponent to revise the proposal to provide that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. It is also worth noting that, over a long period of time, the Staff has acted in this way in a large number of other cases in which companies sought no-action relief with respect to declassification proposals that could have had the effect of removing a director from office prior to the expiration of such director's term.[3] Indeed, we are not aware of a single case in the past three decades where a company has sought such no-action relief and the Staff has not either refused the company's request for no-action relief, or permitted the proponent to revise its proposal to cure the alleged defect.

We believe that there are strong reasons why the Proposal as written should not be excludable under Rule 14a-8, and why the Staff should refine its line of decisions to allow the Proposal as written. However, after some consideration we have decided not to ask the Staff or the Commission to consider these arguments at this time.

Instead, we request that the Staff follows its long-standing policy of permitting proponents to cure alleged defect of the kind asserted by the Request Letter by revising their proposal to provide that it will not affect the unexpired terms of directors elected to the board at

---

[1] See the Request Letter, at 2.

[2] See the Request Letter, at 3, citing *Royal Caribbean Cruises Ltd.* (*avail.* March 9, 2009); *Fisher Communications, Inc.* (*avail.* February 12, 2009); and *TVI Corp.* (*avail.* April 2, 2007).

[3] See *Cambridge Heart, Inc.* (*avail.* March 25, 2008); *Dollar Tree Stores, Inc.* (*avail.* March 7, 2008); *Hilb Rogal & Hobbs Company* (*avail.* March 3, 2008); *Union Bankshares Company* (*avail.* April 2, 2007); *Arrow International, Inc.* (*avail.* February 14, 2007); *Peabody Energy Corporation* (*avail.* February 19, 2004); *PG&E Corporation* (*avail.* February 11, 2004); *FirstEnergy Corp.* (*avail.* March 17, 2003); *The Boeing Company* (*avail.* February 26, 2003); *First Mariner Bancorp* (*avail.* March 20, 2002); *Auto-Graphics Inc.* (*avail.* February 18, 2002); *The Boeing Company* (*avail.* February 6, 2002); *DT Industries, Inc.* (*avail.* September 4, 2001); *Raytheon Company* (*avail.* March 9, 1999); *The Boeing Company* (*avail.* February 23, 1999); *TRW Inc.* (*avail.* February 11, 1999); *North Bancshares, Inc.* (*avail.* January 29, 1998); *Storage Technology Corporation* (*avail.* February 26, 1997); *Pacific Gas and Electric Company* (*avail.* January 16, 1997); *AT&T Corp.* (*avail.* January 10, 1997); *Mobil Corporation* (*avail.* February 7, 1994); *American Brands, Inc.* (*avail.* January 6, 1994); *Sears, Roebuck and Co.* (*avail.* February 4, 1993); *Dominion Resources, Incorporated* (*avail.* February 15, 1991); *Houston Industries Incorporated* (*avail.* March 28, 1990); *PacifiCorp* (*avail.* March 3, 1989); *Sears, Roebuck and Company* (*avail.* February 17, 1989); *Alpha Industries, Incorporated* (*avail.* June 29, 1987); *Dow Jones and Company, Incorporated* (*avail.* February 19, 1987); *American Information Technologies Corporation* (*avail.* December 13, 1985); *First National State Bancorporation* (*avail.* May 2, 1983); *Engelhard Corporation* (*avail.* March 1, 1983); *Dravo Corporation* (*avail.* February 4, 1983); *Fedders Corporation* (*avail.* December 19, 1980); *Pennsylvania Power & Light Company* (*avail.* January 30, 1978); *Brown Group, Incorporated* (*avail.* November 22, 1977); *Western Publishing Company, Incorporated* (*avail.* February 10, 1977).

or prior to the upcoming annual meeting. Upon receiving the Staff's response permitting the SBA to do so, we will provide the Company with a revised version of the Proposal that provides that it will not affect the unexpired terms of directors elected to the board of the Company at or prior to the 2011 annual meeting of the Company.

Conclusion

Based on the foregoing, we request that, following the Staff's past decisions in this area, including those on which the Company relies, the SBA be permitted to cure the alleged defect which the Request Letter raises, by revising the Proposal to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the 2011 annual meeting of the Company.

If the Staff is inclined to accept the Company's no-action request without permitting the SBA to provide the Company with a version of the Proposal revised in the manner described above, we request that the Staff notify us so that we may discuss the matter further with the Staff before the issuance of a written response to the Request Letter. If you have any questions please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341.

Very truly yours,



Scott Hirst
Vice President and General Counsel

Cc: Ms. Denise A. Horne, McDonald's Corporation
Mr. Michael McCauley, The Florida State Board of Administration

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 19, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
McDonald's Corporation (MCD)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This responds to the January 18, 2011 request to avoid this rule 14a-8 proposal.

If each company director agreed to resign effective the date of a future shareholder meeting and was willing to be a candidate for a one-year director term henceforth, this proposal would not permit shareholders to stop the directors from doing so. Under these circumstances, or any other circumstances, this proposal would not give shareholders any new right to nominate or elect directors. Thus this proposal does not relate to "nomination or an election for membership."

The company only cited other cases where proposals on this topic were permitted to be included in annual meeting proxies if a change was made. The company does not even state whether any of the proponents in these cases submitted any rebuttal whatsoever or whether any of the proponents presented information similar to the above paragraph.

The company (1)(11) argument does apply because it is introduced by "if." The company (1)(11) "if" argument would be similar to a company incorrectly asking for no action relief under (i)(10) because "if" a company adopted a proposal a proposal would be implemented – which would be possible but certainly would not commit a company to do anything.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Scott Hirst
Noemi Flores <noemi.flores@us.mcd.com>

[MCD: Rule 14a-8 Proposal, December 7, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 70%-support at our 2010 annual meeting. This 70%-support even translated into 50.3% of all shares outstanding.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "High Concern" regarding Takeover Defenses and executive pay – $20 million for our CEO James Skinner. Part of the $20 million was even based on subjective assessment.

Four directors had 12 to 21-years long tenure (independence concern). And such directors were allowed to have at least 50% of the seats on our key Audit and Nomination Committees and also chair these committees. A CEO was even allowed to sit on our executive Pay committee – Robert Eckert. There have been shareholder proposals to exclude CEOs from a seat on an Executive Pay Committee due to the conflict of interest.

As for future trends in director selection, Miles White, one of our newest directors, brings to our Board experience with the D-rated Abbott Laboratories.

We also had no shareholder right to proxy access, no cumulative voting, no right to call a special shareholder meeting, no shareholder written consent and no right of selection by majority vote on certain key issues.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***



Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

Rule 14a-8(i)(8)
Rule 14a-8(i)(11)

January 18, 2011

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: McDonald's Corporation – Shareholder Proposals Submitted by The Florida State Board of Administration and John Chevedden

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2011 annual meeting of shareholders two shareholder proposals (the "Proposals") submitted separately by The Florida State Board of Administration (the "FSBA") and John Chevedden ("Chevedden"). The proposal submitted by the FSBA is referred to below as the "FSBA Proposal," and the proposal submitted by Chevedden is referred to as the "Chevedden Proposal."

We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposals from its 2011 proxy materials in reliance on Rule 14a-8(i)(8). Alternatively, if the staff disagrees that the Proposals may be excluded in reliance on Rule 14a-8(i)(8), we request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Chevedden Proposal from its 2011 proxy materials in reliance on Rule 14a-8(i)(11).

A copy of the FSBA Proposal and supporting statement, together with related correspondence received from the FSBA, is attached as Exhibit 1. A copy of the Chevedden Proposal and supporting statement, together with related correspondence received from Chevedden, is attached as Exhibit 2.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its exhibits also are being sent to the FSBA and Chevedden.

The Company currently intends to file its 2011 preliminary proxy materials with the Commission on or about March 3, 2011 and to file definitive proxy materials on our about April 8, 2011.

THE PROPOSALS

The Company received the FSBA Proposal on December 2, 2010. The FSBA Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED, that shareholders of McDonald's Corporation urge the Board of Directors to take all necessary steps (other than steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

The Company received the Chevedden Proposal on December 7, 2010, after receiving the FSBA Proposal. The Chevedden Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year."

BASES FOR EXCLUSION

Rule 14a-8(i)(8) – The Proposals Relate to an Election By Seeking to Shorten the Terms of Sitting Directors

Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In connection with the amendments to Rule 14a-8(i)(8) in 2007, the Commission provided examples of types of proposals that would be excludable under Rule 14a-8(i)(8). One type of proposal that the Commission said would be excludable is a proposal that would have the effect of removing a director from the board prior to the time his or her term expires. See *Exchange Act Release* No. 34-56914 (December 6, 2007) (the "2007 Release"). The Proposals therefore are excludable because, if implemented, they would prevent some of the Company's directors from completing the terms to which they have been or will be elected.

The Company's Restated Certificate of Incorporation (the "Charter") divides the Company's board of directors into three classes, with each class serving a three-year term. As a result, at each annual meeting of shareholders, approximately one-third of the board is elected to serve for a term ending at the annual meeting of shareholders three years later. Thus, the Company's current directors are serving terms that expire in 2011, 2012 and 2013, and directors elected at the Company's 2011 annual meeting of shareholders will be elected to serve until the 2014 annual meeting.

The FSBA Proposal requests that all of the Company's directors stand for annual election beginning with the Company's 2013 annual meeting. Similarly, the Chevedden Proposal requests that all of the Company's directors stand for annual election within one year, which would mean beginning with the

Company's 2012 annual meeting. As a result, implementation of both the FSBA Proposal and the Chevedden Proposal would require that the terms of current and future directors elected at the 2011 annual meeting be cut short. Here is a hypothetical timetable demonstrating how implementation of either Proposal would shorten the terms of existing directors:

- At the Company's upcoming 2011 annual meeting, the FSBA Proposal and/or the Chevedden Proposal are approved by shareholders – at the same meeting, the board's Class A directors are elected for a three-year term ending at the 2014 annual meeting.
- The Company's board determines to recommend that the Company's shareholders approve a proposal to amend the Charter to declassify the board.
- The Company's shareholders vote on the Charter amendment at the 2012 annual meeting.
- Assuming the Charter amendment is approved by shareholders, the Chevedden Proposal could not be implemented within one year of the 2011 annual meeting without cutting short the terms of the Class A directors and potentially other classes. Similarly, the FSBA Proposal could not be implemented by the 2013 annual meeting without cutting short the terms of the Class A directors and potentially other classes.

The staff has consistently followed the policy described in the 2007 Release by deeming excludable proposals that, like the Proposals, would have the effect of shortening the terms of sitting directors. In *Royal Caribbean Cruises* (March 9, 2009), for example, the staff agreed that a proposal would conflict with Rule 14a-8(i)(8) where it requested that the company "take the steps necessary to reorganize the Board of Directors into one class subject to election each year effective with the election of Directors at the 2010 Annual Meeting." Implementation of the proposal would have had the effect of shortening the terms of directors elected to the company's board of directors in 2008 and 2009. The staff agreed that the proposal "could, if implemented, disqualify directors previously elected from completing their terms on the board."

Similarly, the staff has said that Rule 14a-8(i)(8) would apply to a reclassification proposal requesting that all directors be elected on an annual basis beginning with the annual meeting following the meeting at which the proposal sought shareholder action. *Fisher Communications* (February 12, 2009). Likewise, in *TVI Corp.* (April 2, 2008), the staff concluded that Rule 14a-8(i)(8) would apply to a proposal seeking to eliminate the classified terms of the company's directors immediately upon adoption.

Rule 14a-8(i)(11) – The Chevedden Proposal Substantially Duplicates the FSBA Proposal and May Be Excluded if the Company Includes the FSBA Proposal in its 2011 Proxy Materials

If the staff disagrees that the Proposals may be excluded under Rule 14a-8(i)(8), the Company intends to include the FSBA Proposal in its 2011 proxy materials and exclude the Chevedden Proposal in reliance on Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals..." *Exchange Act Release No. 12999* (November 22, 1976).

The standard the staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus" and not whether the proposals are worded identically. See, e.g., *Exxon Mobil Corp.* (March 19, 2010); *General Electric Co.* (December 30, 2009). The staff has indicated that, when two proposals are substantially duplicative of one another, the company must include in its proxy materials the proposal the company received first (assuming the proposal is not excludable for other reasons) and may exclude the second proposal. See *Great Lakes Chemical Corp.* (March 2, 1998); *Atlantic Richfield Co.* (January 11, 1982).

It is clear that the Proposals, even though worded differently, have the same principal thrust or focus—bringing about the declassification of the Company's board of directors. The FSBA Proposal requests that the board take the steps necessary "to eliminate the classification of the Board of Directors . . . ," and the Chevedden Proposal requests that the Company take the steps necessary "to reorganize the Board of Directors into one class with each director subject to election each year . . . ." While the Proposals employ somewhat different terminology, both seek to have the Company's board of directors organized into a single class that stands for election each year.

The staff has consistently permitted exclusion of a proposal seeking declassification of a company's board where the company has already received a declassification proposal, albeit differently worded, that will be included in the company's proxy materials. In *Gannett Co., Inc.* (December 21, 2005), for example, the staff permitted the company to exclude a proposal that sought "to reinstate the election of directors annually, instead of the stagger system which was recently adopted," on the ground that the proposal was substantially duplicative of a previously submitted proposal that sought "to declassify the Board and provide for annual elections of all directors." The staff has reached the same conclusion regarding other declassification proposals, finding them to be substantially duplicative because they have the same objective, despite differences in wording or phase-in periods. See, e.g., *Baxter International* (February 7, 2005) (proposal seeking to reorganize board into one class subject to election each year is substantially duplicative of proposal seeking to require each director to be elected annually); *Freeport-McMoran Copper & Gold, Inc.* (February 22, 1999) (proposal seeking annual elections of directors is substantially duplicative of a proposal requesting that the board be declassified and that annual elections be established).

Because the Proposals are substantially duplicative and the Company received the Chevedden Proposal after it received the FSBA Proposal, the Chevedden Proposal may be excluded under Rule 14a-8(i)(11) if the Company does not exclude both Proposals under Rule 14a-8(i)(8).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposals from its 2011 proxy materials under Rule 14a-8(i)(8). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposals. Alternatively, in the event the staff does not concur that the Proposals may be excluded under Rule 14a-8(i)(8), it is our view that the Company may exclude the Chevedden Proposal from its 2011 proxy materials under Rule 14a-8(i)(11). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Chevedden Proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. Because we will be filing a preliminary proxy statement, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by email at denise_horne@us.mcd.com and by fax at (630) 623-3512.

Sincerely,



Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: Michael P. McCauley
The Florida State Board of Administration
Scott Hirst
The American Corporate Governance Institute
John Chevedden
Alan L. Dye
Hogan Lovells

Enclosures

<u>Exhibit 1</u>

Copy of the FSBA Proposal and Correspondence

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

December 15, 2010

<u>VIA EMAIL AND FEDEX</u>
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928
Attention: Corporate Secretary

Re: Confirmation of Ownership of Shares

In relation to the letter of The Florida State Board of Administration (the "SBA") to McDonald's Corporation (the "Company"), dated December 2, 2010, please find attached a letter from The Bank of New York Mellon, custodian for the SBA, confirming ownership of shares in the Company.

Yours sincerely,



Scott Hirst
Vice President and General Counsel



THE BANK OF NEW YORK MELLON

December 14, 2010

Michael McCauley
Senior Officer, Investment Programs & Governance
State Board of Administration of Florida
By email: governance@sbafla.com

Mr. McCauley:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) holds 2,550,024 shares of MCDONALD'S CORP (CUSIP 580135101) for our client and beneficial owner, Florida State Board of Administration (Florida SBA), as the investment manager for the Florida Retirement System:

FLORIDA RETIREMENT SYSTEM
1801 HERMITAGE BLVD, SUITE 100
TALLAHASSEE, FL 32308

The client, Florida State Board of Administration (Florida SBA), as the investment manager of the Florida Retirement System, has been a beneficial owner of at least $2,000 in market value of the MCDONALD'S CORP stock continuously from at least October 15, 2009 through the date of this letter.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May
Senior Associate, BNY Mellon Asset Servicing

Phone: 412.234.3902
Email: jennifer.l.may@bnymellon.com

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE BANK OF NEW YORK MELLON

(SG704) AUTHORIZED SIGNATURE
X9012190
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™



525 William Penn Place, Pittsburgh, PA 15259

Flores Noemi

From: Scott Hirst [shirst@amcorpgov.com]
Sent: Friday, December 17, 2010 1:24 AM
To: Flores Noemi
Cc: governance@sbafla.com
Subject: RE: Shareholder Proposal - Confirmation of Ownership

Noemi, thanks for letting us know, and best regards,

Scott

Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC

-----Original Message-----
From: "Flores Noemi" <Noemi.Flores@us.mcd.com>
Sent: Wednesday, December 15, 2010 7:57pm
To: "shirst@amcorpgov.com" <shirst@amcorpgov.com>
Subject: Shareholder Proposal - Confirmation of Ownership

Mr. Hirst,

We received the letter that you forwarded today from The Bank of New York Mellon, custodian for The Florida State Board of Administration (the "SBA"), regarding SBA's ownership of McDonald's stock. Earlier today, I sent you a letter requesting SBA's proof of ownership of McDonald's stock. Please disregard my letter requesting proof of SBA's ownership of McDonald's stock.

Noemi

=====================
Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com

Flores Noemi

From: Flores Noemi
Sent: Wednesday, December 15, 2010 6:57 PM
To: 'shirst@amcorpgov.com'
Subject: Shareholder Proposal - Confirmation of Ownership

Mr. Hirst,

We received the letter that you forwarded today from The Bank of New York Mellon, custodian for The Florida State Board of Administration (the "SBA"), regarding SBA's ownership of McDonald's stock. Earlier today, I sent you a letter requesting SBA's proof of ownership of McDonald's stock. Please disregard my letter requesting proof of SBA's ownership of McDonald's stock.

Noemi

====================

Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com



THE BANK OF NEW YORK MELLON

December 14, 2010

Michael McCauley
Senior Officer, Investment Programs & Governance
State Board of Administration of Florida
By email: governance@sbafla.com

Mr. McCauley:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) holds 2,550,024 shares of MCDONALD'S CORP (CUSIP 580135101) for our client and beneficial owner, Florida State Board of Administration (Florida SBA), as the investment manager for the Florida Retirement System:

FLORIDA RETIREMENT SYSTEM
1801 HERMITAGE BLVD, SUITE 100
TALLAHASSEE, FL 32308

The client, Florida State Board of Administration (Florida SBA), as the investment manager of the Florida Retirement System, has been a beneficial owner of at least $2,000 in market value of the MCDONALD'S CORP stock continuously from at least October 15, 2009 through the date of this letter.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May
Senior Associate, BNY Mellon Asset Servicing

Phone: 412.234.3902
Email: jennifer.l.may@bnymellon.com

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE BANK OF NEW YORK MELLON
AUTHORIZED SIGNATURE
(SG704)
X9012190
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™



FAX

Date:	12/15/2010

Pages including cover sheet:	2

To:	McDonald's Corporation,
Phone	
Fax Number	*+1 (630) 623-0497*

From:	Scott Hirst
	The American Corporate
	Governance Institute
	Cambridge
	MA 02138
Phone	*(617) 674-2134*
Fax Number	*(617) 674-2134*

NOTE:

Attention: Corporate Secretary

In relation to the letter of The Florida State Board of Administration (the â?SBAÂâ?) to McDonald's Corporation (the â?Companyyâ?), dated December 2, 2010, please find attached a letter from The Bank of New York Mellon, custodian for the SBA, confirming ownership of shares in the Company; a copy follows by express mail. Best regards,

Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC



THE BANK OF NEW YORK MELLON

December 14, 2010

Michael McCauley
Senior Officer, Investment Programs & Governance
State Board of Administration of Florida
By email: governance@sbafla.com

Mr. McCauley:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) holds 2,550,024 shares of MCDONALD'S CORP (CUSIP 580135101) for our client and beneficial owner, Florida State Board of Administration (Florida SBA), as the investment manager for the Florida Retirement System:

FLORIDA RETIREMENT SYSTEM
1801 HERMITAGE BLVD, SUITE 100
TALLAHASSEE, FL 32308

The client, Florida State Board of Administration (Florida SBA), as the investment manager of the Florida Retirement System, has been a beneficial owner of at least $2,000 in market value of the MCDONALD'S CORP stock continuously from at least October 15, 2009 through the date of this letter.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May
Senior Associate, BNY Mellon Asset Servicing

Phone: 412.234.3902
Email: jennifer.l.may@bnymellon.com


SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE BANK OF NEW
YORK MELLON
AUTHORIZED SIGNATURE
X9012190



McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

December 15, 2010

By Overnight Courier

Mr. Scott Hirst
General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Fourth Floor
Cambridge, MA 02138

Re: Shareholder Proposal Regarding Classified Board

Dear Mr. Hirst,

We received a letter and a shareholder proposal to repeal our classified board (the "Proposal") from the State Board of Administration of Florida (the "SBA"). The SBA asked in its letter that we communicate with you regarding the Proposal. The SBA's letter states that it owns 2,529,660 shares of McDonald's Corporation ("McDonald's") stock; however, no proof of ownership was provided by the SBA. Our shareholder records also do not list the SBA as a record owner of McDonald's stock.

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), proof of ownership by the SBA of McDonald's stock is required as part of the SBA's submission of the Proposal. Please provide proof that at the time of filing the Proposal, the SBA continuously held at least $2,000 in market value of McDonald's stock for at least one year.

As set forth in Rule 14a-8, you must transmit proof of the item requested above within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

FAX

Date:	12/2/2010

Pages including cover sheet:	3

To:	Corporate Secretary
Phone	
Fax Number	*+1 (630) 623-0497*

From:	Scott Hirst
	The American Corporate
	Governance Institute
	Cambridge
	MA 02138
Phone	*(617) 674-2134*
Fax Number	*(617) 674-2134*

NOTE:

Attention: Corporate Secretary

Please find attached a shareholder proposal and supporting statement for inclusion in the proxy materials of McDonald's Corporation, and for presentation at the corporationnâ?s 2011 Annual Meeting. A hard copy follows. I would be grateful if you could confirm receipt of the proposal by email to shirst@amcorpgov.com. Best regards,

Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC



STATE BOARD OF ADMINISTRATION
OF FLORIDA

1801 HERMITAGE BOULEVARD
TALLAHASSEE, FLORIDA 32308
(850) 488-4406

POST OFFICE BOX 13300
32317-3300

December 2, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED

McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Florida State Board of Administration (the "SBA") is the owner of 2,529,660 shares of common stock of McDonald's Corporation (the "Company"), which the SBA intends to continue to hold through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The SBA has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the SBA hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The SBA hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the SBA in relation to the Proposal both prior to and during the Annual Meeting, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the SBA.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, email shirst@amcorpgov.com.

Sincerely,

Michael P. McCauley
Senior Officer, Investment Programs & Governance

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of McDonald's Corporation urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Florida State Board of Administration with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Exhibit 2

Copy of the Chevedden Proposal and Correspondence

Flores Noemi

From: Flores Noemi
Sent: Thursday, January 13, 2011 4:28 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (MCD)
Attachments: SBA PROPOSAL.pdf

Mr. Chevedden,

Per your request, attached is the fax cover sheet and cover letter that we received with the Florida State Board of Administration proposal. You'll note that at the top right hand side of each page of the fax, including the page with the proposal, the date listed is 12/2/2010.

Noemi

====================
Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 12, 2011 10:56 PM
To: Flores Noemi
Subject: Rule 14a-8 Proposal (MCD)

Dear Ms. Flores, Thank you for the attachment. Can you forward more information to verify the date.
John Chevedden

RECEIVED

DEC 0 2 2010

LEGAL DEPT.

FAX

Date:	12/2/2010
Pages including cover sheet:	3

To:	Corporate Secretary
Phone	
Fax Number	*+1 (630) 623-0497*

From:	Scott Hirst
	The American Corporate
	Governance Institute
	Cambridge
	MA 02138
Phone	*(617) 674-2134*
Fax Number	*(617) 674-2134*

NOTE:

Attention: Corporate Secretary

Please find attached a shareholder proposal and supporting statement for inclusion in the proxy materials of McDonald's Corporation, and for presentation at the corporationnâ?s 2011 Annual Meeting. A hard copy follows. I would be grateful if you could confirm receipt of the proposal by email to shirst@amcorpgov.com. Best regards,

Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC



STATE BOARD OF ADMINISTRATION
OF FLORIDA

1801 HERMITAGE BOULEVARD
TALLAHASSEE, FLORIDA 32308
(850) 488-4406

POST OFFICE BOX 13300
32317-3300

December 2, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED

McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Florida State Board of Administration (the "SBA") is the owner of 2,529,660 shares of common stock of McDonald's Corporation (the "Company"), which the SBA intends to continue to hold through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The SBA has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the SBA hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The SBA hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the SBA in relation to the Proposal both prior to and during the Annual Meeting, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the SBA.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, email shirst@amcorpgov.com.

Sincerely,

Michael P. McCauley
Senior Officer, Investment Programs & Governance

Flores Noemi

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 12, 2011 10:56 PM
To: Flores Noemi
Subject: Rule 14a-8 Proposal (MCD)

Dear Ms. Flores, Thank you for the attachment. Can you forward more information to verify the date.
John Chevedden

Flores Noemi

From: Flores Noemi
Sent: Wednesdav. Januarv 12. 2011 3:23 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: McDonald's-- Board Declassification Proposal
Attachments: PROPOSAL.pdf

Mr. Chevedden,

Per our conversation, attached is a copy of the other Board declassification proposal that we received, which was received on Dec. 2, 2010. We received your proposal on Dec. 7, 2010. Please let me know whether or not you would be willing to withdraw your declassification proposal.

Thank you.

Noemi

====================
Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of McDonald's Corporation urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Florida State Board of Administration with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
One McDonald's Plz
Oak Brook IL 60523

RECEIVED
DEC 07 2010
LEGAL DEPT.

Dear Mr. McKenna,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 7, 2010
Date

cc: Gloria Santona
Corporate Secretary
FX: 630-623-0497
FX: 630-623-5211
PH: 630 623-3000
Noemi Flores <noemi.flores@us.mcd.com>
PH: 630-623-6637
FX: 630-623-3512

[MCD: Rule 14a-8 Proposal, December 7, 2010]
3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 70%-support at our 2010 annual meeting. This 70%-support even translated into 50.3% of all shares outstanding.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "High Concern" regarding Takeover Defenses and executive pay – $20 million for our CEO James Skinner. Part of the $20 million was even based on subjective assessment.

Four directors had 12 to 21-years long tenure (independence concern). And such directors were allowed to have at least 50% of the seats on our key Audit and Nomination Committees and also chair these committees. A CEO was even allowed to sit on our executive Pay committee – Robert Eckert. There have been shareholder proposals to exclude CEOs from a seat on an Executive Pay Committee due to the conflict of interest.

As for future trends in director selection, Miles White, one of our newest directors, brings to our Board experience with the D-rated Abbott Laboratories.

We also had no shareholder right to proxy access, no cumulative voting, no right to call a special shareholder meeting, no shareholder written consent and no right of selection by majority vote on certain key issues.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 7, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of McDonalds Corp. (MCD) common stock, CUSIP #580135101, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289